CROSSHAIR EXPLORATION & MINING CORP.

FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2005

Targeting Gold and Uranium	Trading Symbol: CXX	Website: www.crosshairexploration.com
Head Office: Suite 2300, 1066 West Hastings Street	Telephone: 604-601-8273	Investor email: greg@crosshairexploration.com
Vancouver, British Columbia, Canada V6E 3X2	Facsimile: 604-601-8250	General email: yvonne@crosshairexploration.com

CROSSHAIR EXPLORATION & MINING CORP.

BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT APRIL 30

	2005	2004
ASSETS

Current
Cash and cash equivalents	$ 4,746,707	$ 514,016
Receivables	70,116	20,479
Due from related parties (Note 7)	7,377	7,167
Prepaid expenses	1,200	50,200

Total current assets	4,825,400	591,862

Equipment (Note 3)	1,738	2,483
Mineral properties (Note 4)	2,483,805	917,459

Total assets	$ 7,310,943	$ 1,511,804

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 289,217	$ 116,342
Due to related parties (Note 7)	23,555	15,569
Due to Rubicon Minerals Corporation	-	23,073

Total current liabilities	312,772	154,984

Shareholders' equity
Capital stock (Note 5)
Authorized
Unlimited number of common shares without par value
Issued
37,610,540 (2004 – 16,899,203) common shares	16,399,309	10,318,467
Contributed surplus (Note 5)	606,495	400,600
Deficit	(10,007,633)	(9,362,247)

Total shareholders’ equity	6,998,171	1,356,820

Total liabilities and shareholders’ equity	$ 7,310,943	$ 1,511,804

Nature and continuance of operations (Note 1)

On behalf of the Board:

“Mark J. Morabito”	Director	“Jay Sujir”	Director

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.

STATEMENTS OF OPERATIONS

(Expressed in Canadian Dollars)

YEAR ENDED APRIL 30

	2005	2004	2003
EXPENSES
Amortization	$ 745	$ 1,064	$ 633
Audit and accounting (Note 7)	83,536	28,972	3,640
Consulting	182,227	57,062	-
Directors fees (Note 7)	5,000	-	-
Interest and financing (Note 5 (h))	1,610	85,975	-
Investor relations	120,880	95,842	-
Legal (Note 7)	79,300	149,136	18,807
Management fees (Note 7)	158,931	90,833	26,310
Miscellaneous property investigations	28,776	-	-
Office and miscellaneous	120,993	7,916	25,014
Rent	26,487	24,668	-
Stock-based compensation (Note 5)	316,521	353,887	-
Transfer agent and filing fees	58,292	33,337	14,492
Travel	60,623	22,599	-
Write-off of mineral properties (Note 4)	188,988	-	-
	(1,432,909)	(951,291)	(88,896)

OTHER ITEMS
Management fee income (Note 7)	12,000	-	-
Interest income	20,803	-	-
	32,803	-	-

Loss before income tax	(1,400,106)	(951,291)	(88,896)

Future income tax recovery (Note 8)	754,720	-	-

Loss for the year	$ (645,386)	$ (951,291)	$ (88,896)

Basic and diluted loss per common share	$ (0.03)	$ (0.09)	$ (0.02)

Weighted average number of common shares outstanding	24,677,131	10,447,188	5,394,639

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED APRIL 30

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (645,386)	$ (951,291)	$ (88,896)
Items not affecting cash:
Amortization	745	1,064	633
Interest and financing	-	78,937	-
Stock-based compensation	316,521	353,887	-
Write-off of mineral properties	188,988	-	-
Future income taxes	(754,720)	-	-

Changes in non-cash working capital items:
Receivables	(41,086)	(17,003)	(2,599)
Prepaid expenses	10,500	(54,442)	(2,925)
Accounts payable and accrued liabilities	183,075	64,882	58,495

Net cash used in operating activities	(741,363)	(523,966)	(35,292)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	-	-	(4,180)
Mineral properties	(1,510,334)	(828,709)	-

Net cash used in investing activities	(1,510,334)	(828,709)	(4,180)

CASH FLOWS FROM FINANCING ACTIVITIES
Due to Rubicon Minerals Corporation	(23,073)	23,073	-
Due from related parties	(210)	-	-
Due to related parties	7,986	-	-
Issuance of shares for cash	6,818,624	1,941,715	100,000
Share issue costs	(318,939)	(173,424)	-
Proceeds from loans	-	100,000	-
Repayment of loans	-	(100,000)	-

Net cash provided by financing activities	6,484,388	1,791,364	100,000

Net increase in cash during the year	4,232,691	438,689	60,528

Cash and cash equivalents, beginning of year	514,016	75,327	14,799

Cash and cash equivalents, end of year	$ 4,746,707	$ 514,016	$ 75,327

Cash and cash equivalents
Cash	$ 615,707	$ 514,016	$ 75,327
Guaranteed Investment Certificates	4,131,000	-	-
	$ 4,746,707	$ 514,016	$ 75,327

Supplemental disclosures with respect to cash flows (Note 6)

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.

STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

(Expressed in Canadian Dollars)

	Number of Shares	Price	Amount	Contributed Surplus	Deficit	Total
Balance at April 30, 2002	4,646,171	$ -	$ 8,271,267	$ 15,000	$(8,322,060)	$ (35,793)

Shares issued for:
Private placement (Note 5 (a))	2,000,000	0.05	100,000	-		100,000
Debt settlement (Note 5 (b))	429,351	0.10	42,935	-		42,935
Loss for the year					(88,896)	(88,896)
Balance at April 30, 2003	7,075,522	-	8,414,202	15,000	(8,410,956)	18,246

Shares issued for:
Private placement (note 5 (c))	3,000,000	0.25	750,000	-	-	750,000
Private placement (Note 5 (d))	200,000	0.25	50,000	-	-	50,000
Private placement (Note 5 (e))	492,500	0.30	147,750	-	-	147,750
Private placement (Note 5 (f))	2,078,000	0.25	519,500	-	-	519,500
Finder’s fee (Notes 5 (c & f))	220,000	0.25	55,000	-	-	55,000
Private placement (Note 5 (g))	1,010,000	0.25	252,500	-	-	252,500
Bonus shares (Note 5 (h))	315,748	0.25	78,937	-	-	78,937
Property acquisition (Note 5 (i))	355,000	0.25	88,750	-	-	88,750
Exercise of stock options (Note 5 (j))	152,433	0.12-0.15	21,965	-	-	21,965
Warrants exercised (Note 5(a))	2,000,000	0.10	200,000	-	-	200,000
Less: share issue costs	-	-	(260,137)	-	-	(260,137)
Fair value of warrants issued as finder’s fee	-	-	-	31,713	-	31,713
Stock-based compensation	-	-	-	353,887	-	353,887
Loss for the year	-	-	-	-	(951,291)	(951,291)
Balance at April 30, 2004	16,899,203		10,318,467	400,600	(9,362,247)	1,356,820

Shares issued for:
Private placement (Note 5 (k))	4,080,000	0.25	1,020,000	-	-	1,020,000
Private placement (Note 5 (l))	1,525,000	0.25	381,250	-	-	381,250
Private placement (Note 5 (m))	2,750,000	0.40	1,100,000	-	-	1,100,000
Private placement (Note 5 (n))	1,000,000	0.30	300,000	-	-	300,000
Private placement (Note 5 (o))	5,622,220	0.45	2,529,999	-	-	2,529,999
Property acquisition (Note 5 (p))	940,000	0.20-0.60	245,000	-	-	245,000
Finder’s fee (Notes 5 (m & o))	383,367	0.40-0.45	162,890	-	-	162,890
Exercise of agent’s options and stock options (Note 5 (q))	397,600	0.15-0.25	174,035	-	-	174,035
Exercise of broker’s warrants (Note 5 (r))	1,133,150	0.25-0.35	415,730	-	-	415,730
Exercise of warrants (Note 5 (t))	2,974,000	0.30-0.35	1,039,900	-	-	1,039,900
Debt settlement (Note 5 (u))	60,000	0.17	10,200	-	-	10,200
Shares returned to treasury (Note 5 (s))	(154,000)	0.25	(38,500)	-	-	(38,500)
Less: share issue costs	-	-	(504,942)	-	-	(504,942)
Fair value of warrants issued as finder’s fee (Note 5(k))	-	-	-	23,113	-	23,113
Stock-based compensation for the year	-	-	-	316,521	-	316,521
Less: fair value of stock options, agent’s options and broker’s warrants exercised (Notes 5 (q & r))	-	-	-	(133,739)	-	(133,739)
Tax benefit renounced to flow-though share subscribers	-	-	(754,720)	-	-	(754,720)
Loss for the year	-	-	-	-	(645,386)	(645,386)
Balance at April 30, 2005	37,610,540		$16,399,309	$606,495	$(10,007,633)	$ 6,998,171

The accompanying notes are an integral part of these financial statements

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

APRIL 30, 2005

1.

NATURE AND CONTINUANCE OF OPERATIONS

Crosshair Exploration & Mining Corp. (the "Company") was incorporated under the laws of British Columbia on September 2, 1966.  Its principal business activities are the exploration and development of resource properties. All of the Company’s resource properties are located in Canada and China.

The Company is in the process of exploring and developing its resource properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for resource properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

All amounts are in Canadian dollars unless otherwise stated.

2.

SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers cash and cash equivalents to include cash on deposit and highly liquid short-term interest bearing variable rate Guaranteed Investment Certificates, which are cashable on demand and bear no principal risk.  Interest earned is recognized immediately in operations.

Receivables

Receivables are reported at face value less any provisions for uncollectible accounts considered necessary.

Equipment

Equipment consists of office equipment and computer hardware.  The office equipment and computer hardware is recorded at cost and amortized at an annual rate of 30% using the declining balance method.

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Mineral properties

Costs related to the acquisition, exploration and development of mineral properties are capitalized by property until the commencement of commercial production.  If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method.  If, after management review, it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the property is abandoned, or management deems there to be an impairment in value, the property is written down to its net realizable value in the period of the abandonment.

The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived asset is increased by the same amount as the liability. Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability for an asset retirement obligation and the cost of the related long-lived asset. At April 30, 2005, there are no asset retirement obligations.

Flow-through shares

Canadian tax legislation permits a company to issue flow-though shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather than the Company. Recording these expenditures for accounting purposes gives rise to taxable temporary differences.

Effective March 19, 2004, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants requires that, when flow-through expenditures are renounced, a portion of the future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, be recognized as recovery of income taxes in the statement of operations.

Loss per share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

For diluted per share computations, assumptions are made regarding potential common shares outstanding during the period.  The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the period, or at time of issuance, if later, all options and warrants are exercised.  Proceeds from exercise are used to purchase the Company’s common shares at their average market price during the period, thereby reducing the weighted average number of common shares outstanding.  If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Stock-based compensation

Effective May 1, 2003, the Company recognizes compensation expense, on a prospective basis, for all stock options granted using the fair value based method of accounting. Pro forma disclosures of loss and loss per share as if the fair value based accounting method had been used to account for stock-based compensation for any options granted before May 1, 2003 but on or after May 1, 2002 are provided in the notes. Any cash paid on the exercise of stock options is added to the stated value of common shares.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets are recognized to the extent that realization of those assets is more likely than not. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

3.

EQUIPMENT

		2005			2004
	Cost	Accumulated amortization	Net Book Value	Cost	Accumulated amortization	Net Book Value

Equipment	$ 6,522	$ 4,784	$ 1,738	$ 6,522	$ 4,039	$ 2,483
Computer	$ 3,405	$ 3,405	$ -	$ 3,405	$ 3,405	$ -
	$ 9,927	$ 8,189	$ 1,738	$ 9,927	$ 7,444	$ 2,483

4.

MINERAL PROPERTIES

	Glenwood Break Property	Wings Point – Titan Property	Southern Golden Promise	North Paul’s Pond Gold Property	Beigou Gold Property	Moran Lake Property	DJ Gold Property	Total
Balance at April 30, 2003	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Geology	105,944	126,005	81,291	5,224	-	-	-	318,464
Geophysics	269,314	2,772	123,795	-	-	-	-	395,881
Administration	30,835	13,268	6,484	1,026	-	-	-	51,613
Technical analysis	5,718	3,495	4,014	-	-	-	4,752	17,979
Acquisition costs	25,000	25,000	25,000	20,750	-	-	37,772	133,522
Balance at April 30, 2004	436,811	170,540	240,584	27,000	-	-	42,524	917,459

Drilling and trenching	51,712	126,550	13,076	2,008	-	-	-	193,346
Geology	171,706	7,270	143,655	30,756	64,473	193,243	6,349	617,452
Geophysics	44	2,346	23,500	11,154	-	83,137	-	120,181
Administration	19,671	20,111	19,025	2,917	23,305	20,201	720	105,950
Technical analysis	80,219	31,232	71,449	16,043	304	41,919	937	242,103
Acquisition costs	25,000	34,360	25,000	20,000	83,362	260,000	28,580	476,302
Total expenditures for the year	348,352	221,869	295,705	82,878	171,444	598,500	36,586	1,755,334
Write-off of mineral properties	-	-	-	(109,878)	-	-	(79,110)	(188,988)
Balance at April 30, 2005	$ 785,163	$ 392,409	$ 536,289	$ -	$ 171,444	$ 598,500	$ -	$ 2,483,805

Cumulative totals as at April 30, 2005:

	Glenwood Break Property	Wings Point – Titan Property	Southern Golden Promise	North Paul’s Pond Gold Property	Beigou Gold Property	Moran Lake Property	DJ Gold Property	Total

Drilling and trenching	$ 51,712	$ 126,550	$ 13,076	$ 2,008	$ -	$ -	$ -	$ 193,346
Geology	277,650	133,275	224,946	35,980	64,473	193,243	6,349	935,916
Geophysics	269,358	5,118	147,295	11,154	-	83,137	-	516,062
Administration	50,506	33,379	25,509	3,943	23,305	20,201	720	157,563
Technical analysis	85,937	34,727	75,463	16,043	304	41,919	5,689	260,082
Acquisition costs	50,000	59,360	50,000	40,750	83,362	260,000	66,352	609,824
Write-off of mineral properties	-	-	-	(109,878)			(79,110)	(188,988)
Balance at April 30, 2005	$ 785,163	$ 392,409	$ 536,289	$ -	$ 171,444	$ 598,500	$ -	$ 2,483,805

4.

MINERAL PROPERTIES (cont’d…)

Glenwood Break, Wings Point-Titan, Southern Golden Promise Properties

During February 2003, the Company entered into three separate option-JV agreements with Rubicon Minerals Corporation (“Rubicon”) to acquire a 60% interest in mineral claims located in the Botwood Basin area of Central Newfoundland covering three separate land packages known as Southern Golden Promise, Wings Point – Titan, and Glenwood Break.  The Company will earn its 60% interest in the properties by issuing up to 400,000 shares for each property and incurring $5,250,000 in exploration, both spread over a four year period with each period ending September 30, with a minimum $750,000, during the first year, $1,200,000 during the second year, and the remainder over the third and fourth years; with 60% of the expenditures to target on diamond drilling.  As at April 30, 2005, the Company incurred $1,554,501 in exploration expenditures, issued 600,000 common shares at a value of $150,000 and paid $9,360 in cash to the vendor.

North Paul’s Pond Gold Property

During June 2003, the Company entered into an agreement with a private individual for an option to acquire a 100% interest in the North Paul’s Pond Gold Property in North-Central Newfoundland. During the current year, the Company terminated its option on the North Paul’s Pond Gold property and related costs of  $109,878 were written-off.

DJ Gold Property

During January 2004, the Company entered into an agreement to acquire up to 100% of the DJ Gold Property in the Shaanxi Province of China from Dinjialing Gold Corporation Limited. During the current year, the Company elected to terminate this option and consequently mineral property costs of $79,110 were written-off.

Beigou Gold Property

On September 16, 2004 the Company announced that it had entered into a letter of intent with the Liaoning Non-ferrous Geological Bureau (the “Bureau”) in China for a formal joint venture of the Beigou Gold Project. On December 2, 2004, the Company announced the completion of a formal joint venture agreement with the Bureau following completion of a NI 43-101 report on the Beigou Gold project. The original agreement was amended and restated on April 18, 2005. The Company can earn up to a 80% interest in the Property by making exploration expenditures in the aggregate amount of US$3,500,000 and making cash payments to the Bureau in the amount of US$500,000, all over a five year period.  As at April 30, 2005, the Company incurred $88,082 in exploration expenditures and paid $18,758 of finder’s fees and $64,604 of legal fees related to the acquisition of the Beigou Gold Project.

Moran Lake Property

On October 14, 2004, the Company entered into an agreement with a private individual for an option to acquire a 90% interest (subject to a 2% NSR and a 10% carried interest to the vendor) in the Moran Lake Property in Central Labrador. On March 1, 2005 the Company acquired another 381 claims north of the Moran Lake Property, known as Moran Heights. The amended and restated Moran Lake option agreement calls for exploration expenditures of $3,000,000 ($100,000 in the first year), the issuance of 1,600,000 (600,000 in the first year) common shares, and cash payments of $575,000 ($100,000 in the first year) to the vendor over a five-year term.  The agreement also requires completion of a bankable feasibility study for the commencement of commercial production on the property within 24 months of completion of the aforementioned obligations.  As at April 30, 2005, the Company incurred $338,500 in exploration expenditures, paid $100,000 in cash, and issued 600,000 common shares at a value of $160,000 for acquisition costs.

For all the properties described above, the Company does not have any significant commitments in order to maintain title.

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

Share issuances

The authorized share capital of the Company is an unlimited number of common shares without par value.

(a)

On February 2, 2003, the Company completed a private placement of 2,000,000 units at $0.05 per unit for total proceeds of $100,000. Each unit consisted of one common share and one common share purchase warrant entitling the holder to acquire one additional common share for a period of one year at a price of $0.10 per share.

(b)

 In August 2002, the Company settled debt of $42,935 by issuance of 429,351 shares at a price of $0.10 per share to certain directors, officers and private companies to which they are related.

(c)

On September 17, 2003, the Company completed a private placement of 3,000,000 units at a price of $0.25 per unit, of which 2,000,000 units were flow-through units, for aggregate gross proceeds of $750,000.  Each flow-through unit consisted of one common share and one-half of one non-transferable share purchase warrant.  Each full share purchase warrant is exercisable into one common share at a price of $0.35 until September 17, 2004.  Each non flow-through unit consisted of one common share and one full non-transferable share purchase warrant.  Each full share purchase warrant is exercisable into one common share at a price of $0.35 until September 17, 2004. The Company issued 200,000 common shares to an agent in payment of the corporate finance fee.  Share issue costs of $146,397 were incurred in relation to this private placement.  The warrants associated with this private placement expired on September 17, 2004.

(d)

On November 5, 2003, the Company completed a private placement of 200,000 units of the Company at a price of $0.25 per unit for proceeds of $50,000.  Each unit consisted of one common share and one warrant.  Each full share purchase warrant is exercisable into one common share at a price of $0.35 until November 5, 2004. The warrants associated with this private placement expired on November 5, 2004.

(e)

The Company completed a private placement of 492,500 units at $0.30 per unit for total proceeds of $147,750.  The first closing of 467,500 units was completed on December 22, 2003 and the second closing of 25,000 units was completed on January 14, 2004.  Each unit consisted of one flow-through common share and one share purchase warrant, with each warrant entitling the holder to acquire one additional non flow-through common share for a period of one year at a price of $0.45 per common share.   The Company issued 46,750 brokers’ units with the same terms as units to an agent in payment of the corporate finance fee. The warrants associated with this private placement expired on December 22, 2004 and January 14, 2005. The 46,750 agent’s warrants were exercised. Share issue costs of $3,969 were incurred in relation to this private placement.

(f)

On March 22, 2004, the Company completed a private placement of 2,078,000 units at $0.25 per unit for total proceeds of $519,500.  Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder to acquire one additional common share at a price of $0.35 per common share expiring on March 22, 2005.  The Company issued 20,000 corporate finance units with the same terms as the unit under the private placement and 600,000 agent’s warrants to an agent in payment of the corporate finance fee. Of the warrants associated with this private placement 2,544,000 were exercised and 174,000 warrants expired on March 22, 2005. Share issue costs of $88,395 were incurred in relation to this private placement.

(g)

On March 24, 2004, the Company completed a private placement of 1,010,000 units at $0.25 per unit for total proceeds of $252,500.  Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder to acquire an additional common share at a price of $0.35 per common share expiring on March 24, 2005.  The Company issued 80,000 broker’s warrants with the same terms to an agent in payment of the corporate finance fee.  Share issue costs of $28,826 were incurred in relation to this private placement ($21,376 in fiscal 2004 and $7,450 in fiscal 2005). All warrants associated with this private placement were exercised.

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances (cont’d…)

(g)

During the fiscal year ended April 30, 2004, 315,748 common shares valued at $78,937 were issued in consideration for entering into loan agreements.  The loan was received and repaid during fiscal 2004 and the shares were expensed as financing costs.

(h)

During the fiscal year ended April 30, 2004, 355,000 common shares valued at $0.25 per share were issued for acquisition costs associated with the Company’s properties.

(i)

On September 5, 2003, 102,433 stock options were exercised at $0.15 per share for proceeds of $15,365.  On December 5, 2003, 20,000 stock options were exercised at $0.15 per share for proceeds of $3,000.  On March 30, 2004, 30,000 stock options were exercised at $0.12 per share for proceeds of $3,600.

(j)

On May 31, 2004, the Company completed a private placement of 4,080,000 flow-through shares at a price of $0.25 per share for proceeds of $1,020,000.  The agent received an 8% commission of the gross proceeds along with 326,400 broker’s warrants exercisable into common shares of the Company at $0.25 per share for a period of 12 months ($23,113 representing the fair value of these warrants was added to contributed surplus). Agent’s warrants were fully exercised (Note 5 (r)).  Share issue costs of $138,896 were incurred in relation to this private placement.

(k)

On November 26, 2004, the Company completed a private placement of 1,525,000 units at a price of $0.25 per unit for aggregate gross proceeds of $381,250. Each unit is comprised of one common share and one non-transferable share purchase warrant. The warrant entitles the holder to acquire one common share of the Company at a price of $0.30 per share until November 27, 2005.The warrants contain a forced exercise provision.  In the event that the closing price of the Company’s listed shares exceeds $0.60 per common share for 10 consecutive trading days after the four month hold period, the exercise period of the warrants will be shortened to a period of 30 days from the date that the Company provides written notice to the holders of the warrants of such an early expiry. As of April 30, 2005, 20,000 warrants associated with this private placement were exercised.  Share issue costs of  $1,410 were incurred in relation to this private placement.

(l)

On December 14, 2004, the Company completed a non-brokered private placement of 2,750,000 units at a price of $0.40 per unit for aggregate gross proceed of $1,100,000. Each unit is comprised of one flow-through common share of the Company and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.50 per share until December 14, 2005. The Company paid a finder’s fee equal to 7% of the aggregate gross proceeds raised from the private placement totalling 192,500 units. Each finder’s fee unit includes one common share and one share purchase warrant. Share issue costs of $81,385 were incurred in relation to this private placement.

(m)

On January 11, 2005, the Company completed a private placement of 1,000,000 units at a price of $0.30 per unit for aggregate gross proceeds of $300,000. Each unit is comprised of one common share and one non-transferable share purchase warrant. The warrant entitles the holder to acquire one common share of the Company at a price of $0.40 per share until January 11, 2006. The warrants contain a forced exercise provision.  In the event that the closing price of the Company’s listed shares exceeds $0.60 per common share for 10 consecutive trading days after the four month hold period, the exercise period of the warrants will be shortened to a period of 30 days from the date that the Company provides written notice to the holders of the warrants of such an early expiry. Share issue costs of $2,240 were incurred in relation to this private placement.

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances (cont’d…)

(n)

On March 15, 2005, the Company completed a private placement of 5,622,220 units at a price of  $0.45 per unit for aggregate gross proceed of $2,529,999. Each unit is comprised of one common share and one half of one transferable share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $0.75 per share until March 15, 2007. The Company paid a commission equal to 7% of the aggregate gross proceeds raised from the private placement totalling $177,100, of which $91,210 was taken in cash and the remainder of $85,890 in 190,867 units with the same terms. Share issue costs of $273,561 were incurred in relation to this private placement.

(o)

During the year ended April 30, 2005, 40,000 common shares valued at $0.25 per share were issued for acquisition costs associated with the North Paul’s Pond Gold property; 300,000 common shares valued at $0.25 per share were issued for acquisition costs associated with the Company’s Glenwood Break property; and 500,000 common shares valued at $0.20 per share and 100,000 common shares valued at $0.60 per share were issued for acquisition costs associated with the Moran Lake property.

(p)

During the year ended April 30, 2005, 148,850 agent’s options and 198,750 stock options granted to directors and consultants of the Company at a price of $0.25 per share, and 50,000 stock options granted to a consultant of the Company at a price of $0.15 per share were exercised into common shares of the Company for gross proceeds of $174,035 (including $79,635 representing the fair market value of the options exercised).

(q)

During the year ended April 30, 2005, 760,000 broker’s warrants were exercised at $0.35 per share, 46,750 broker’s warrants were exercised at $0.30 per share, and 326,400 broker’s warrants were exercised at $0.25 per share for total gross proceeds of $415,730 (including $54,105 representing the fair market value of the broker’s warrants exercised).

(r)

On July 31, 2004, 154,000 common shares issued at a price of $0.25 per share to a consultant in fiscal 2004 were cancelled and returned to the treasury as a result of the termination of the agreement with the consultant.

(s)

During the year ended April 30, 2005, 2,954,000 warrants were exercised at $0.35 per share and 20,000 warrants were exercised at $0.30 per share for total gross proceeds of $1,039,900.

(t)

On February 10, 2005, the Company settled debt of $10,200 by the issuance of 60,000 common shares at a price of $0.17 per share to an officer of the Company.

Stock options

The Company adopted a formal written stock option plan on July 26, 2004. Under this plan, the Company may grant options to directors, employees, consultants and certain other service providers at exercise prices to be determined by the Board but not less than the closing market price on the date preceding the grant less a 25% discount. Option shares are subject to the minimum vesting requirement, with 25% of the total number of the options granted to be released every 6 months from the date of grant.  The options can be granted for a maximum term of 5 years.

The following is a summary of stock options outstanding at April 30, 2005, 2004 and 2003 and changes during the years then ended.

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

	April 30, 2005		April 30, 2004		April 30, 2003
	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

Outstanding, beginning of year	2,361,434	$ 0.24	1,194,867	$ 0.22	453,199	$ 0.17
Exercised	(397,600)	0.24	(152,433)	0.15	-	-
Cancelled or expired	(316,434)	0.20	(185,000)	0.25	(78,332)	0.27
Granted	3,127,222	0.39	1,504,000	0.25	820,000	0.25

Outstanding, end of year	4,774,622	$ 0.34	2,361,434	$ 0.24	1,194,867	$ 0.22

Currently exercisable	2,057,122	$ 0.32

At April 30, 2005, the following stock options were outstanding to directors, officers and employees:

Number	Exercise Price ($)	Expiry Date
151,150	0.25	September 17, 2005*
677,500	0.25	February 18, 2008
25,000	0.25	June 17, 2008
150,000	0.25	June 19, 2008
100,000	0.25	August 7, 2008
100,000	0.25	December 1, 2008
300,000	0.25	January 21, 2009
150,000	0.25	February 17, 2009
106,250	0.25	March 8, 2009
40,000	0.25	May 25, 2009
75,000	0.25	June 6, 2009
50,000	0.25	June 17, 2009
75,000	0.25	June 30, 2009**
162,500	0.25	September 28, 2009
200,000	0.25	November 1, 2006
200,000	0.23	November 1, 2006
100,000	0.28	December 1, 2009
100,000	0.28	December 3, 2009
50,000	0.28	January 1, 2010
1,200,000	0.45	February 4, 2010
562,222	0.50	March 15, 2007***
100,000	0.45	April 13, 2010
100,000	0.45	April 20, 2010
4,774,622

*    300,000 compensation options were issued to the broker in connection with the completion of the private placement on September 17, 2003.  148,850 of these options were exercised.

**

Subsequent to year end, 25,000 of these options were exercised and 50,000 cancelled.

*** 562,222 compensation options were issued to the broker in connection with the completion of the private placement on March 15, 2005. Each compensation option is exercisable into a unit of the Company at a price of $0.50 per unit for a period of two years. Each unit consists of one common share and one half of one transferable share purchase warrant.

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

The fair value of the options vesting in the fiscal year ended April 30, 2005 totaled $316,521. The weighted average fair value of options granted in the year was $0.27 (2004 - $0.24, 2003 - $0.19).

Effective May 1, 2003, the Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.

The Company granted 700,000 stock options to employees and directors during fiscal 2003. The pro-forma value of the 700,000 options granted during the year of $134,600 was determined using the Black-Scholes option pricing model assuming an expected option life of 5 years, a risk free investment rate of 3% and an expected volatility of 187%. As at April 30, 2003, none of these options had vested.

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the years:

	April 30, 2005	April 30, 2004	April 30, 2003

Risk-free interest rate	2.00% - 3.70%	2.64%	3%
Expected life of options	2 years - 5 years	5 years	5 years
Annualized volatility	77% - 183%	116%	187%
Dividend rate	0%	0%	0%

Share purchase warrants

Warrant transactions are summarized as follows:

	April 30, 2005		April 30, 2004		April 30, 2003
	Number of options	Weighted Average Exercise Price	Number of options	Number of options	Weighted Average Exercise Price	Number of options

Outstanding, beginning of year	6,594,000	$ 0.36	2,000,000	$ 0.10	-	$ -
Exercised	(4,027,150)	0.34	(2,000,000)	0.10	-	-
Cancelled or expired	(2,913,250)	0.37	-	-	-	-
Granted	7,606,554	0.54	6,594,000	0.36	2,000,000	0.10

Outstanding, end of year	7,260,154	$ 0.37	6,594,000	$ 0.36	2,000,000	$ 0.10

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share purchase warrants (cont’d…)

At April 30, 2005, the following warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date

1,505,000	$0.30	November 27, 2005(4)
1,567,500	$0.50	December 14, 2005 (1)
1,000,000	$0.40	January 11, 2006(4)
2,906,543	$0.75	March 15, 2007(2)
281,111	$0.75	March 15, 2007(3)

7,260,154

(1)

192,500 of these warrants were issued to the finder on completion of the private placement on December 14, 2004 (Note 5 (m)).

(2)

95,433 of these warrants were issued to the broker on completion of the private placement on March 15, 2005 (Note 5 (o)).

(3)

These warrants were granted with the compensation options to the broker on completion of the private placement on March 15, 2005 (Note 5 (o)).

(4)

These warrants contain a forced exercised provision (Notes 5 (n & p)).

Escrow shares

At April 30, 2005, 562,500 (April 30, 2004 – 562,500; April 30, 2003 – 562,500) shares were held in escrow.  The release of these shares from escrow is subject to certain performance conditions and to the direction and determination of the TSX Venture Exchange.

6.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

For the year ended April 30,	2005	2004	2003

Cash paid during the year for income taxes	$ -	$ -	$ -

Cash paid during the year for interest	$ 1,610	$ -	$ -

The following were significant non-cash investing and financing transactions during the year ended April 30, 2005:

(a)

The Company issued a total of 940,000 common shares at a value of $245,000 for property acquisition (Note 5 (p)).

(b)

The Company cancelled 154,000 common shares at a value of $38,500 as a result of the termination of an agreement with a consultant to perform work in the current fiscal period (Note 5 (s)).

(c)

The Company recognized fair value of $133,739 in respect of stock options, agent’s options and brokers’ warrants exercised (Notes 5 (q & r)).

(d)

The Company issued a total of 383,367 common shares at a value of $162,890 for finders’ fees in conjunction with private placements (Notes 5 (m & o)).

(e)

The Company issued 60,000 common shares to settle debt of $10,200 with an officer of the Company (Note 5 (u)).

(f)

The Company recognized compensation expenses of $23,113 for Agent Warrants granted in connection with the

5.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont’d…)

       private placement (Note 5 (k)).

The following were significant non-cash investing and financing transactions for the year ended April 30, 2004:

(a)

The Company issued a total of 220,000 common shares at a value of $55,000 for finders’ fees in conjunction with private placements (Notes 5 (c & f)).

(b)

The Company issued a total of 355,000 common shares at a value of $88,750 for property acquisitions (Note 5 (i)).

(c)

The Company issued 315,748 common shares at a value of $78,937 as financing fees for loan agreements (Note 5 (h)).

The following were significant non-cash investing and financing transactions for the year ended April 30, 2003:

(a)

The Company issued 429,351 common shares at a value of $42,935 on settlement of debt (Note 5(b)).

7.

RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

During the year ended April 30, 2005, the Company received management fees of $12,000 (2004 – $Nil, 2003 - $Nil) from a public company controlled by a director.  At April 30, 2005, $3,210 (2004 - $Nil) is owed from this party.

During the year ended April 30, 2005, the Company incurred management fees of $150,000 (2004 – $33,333, 2003 - $Nil) to a director.  At April 30, 2005, $4,167 was owed by this director (2004 - $7,167 was owed by this director) to cover expenses incurred subsequent to year end paid to a company controlled by a director.

During the year ended April 30, 2005, the Company incurred accounting fees of $58,414 (2004 – $23,133, 2003 - $Nil) to a private company controlled by an officer.  At April 30, 2005, $17,120 (2004 - $15,569) is owed to this party.

During the year ended April 30, 2005, the Company incurred geological consulting fees of $10,000 (2004 – $Nil, 2003 - $Nil) to a company controlled by a director.  At April 30, 2005, $Nil (2004 - $Nil) is owed to this party.

During the year ended April 30, 2005, the Company incurred legal fees of $91,322 (2004 – $31,403, 2003 - $Nil) to a company controlled by a director of which $66,895 (2004-$ Nil) are included in share issuance costs.  At April 30, 2005, $Nil (2004 - $Nil) is owed to this party.

At April 30, 2005, $6,435 (2004 - $Nil) is owed to a director for expenses paid on behalf of the Company.

During the year ended April 30, 2005, the Company incurred directors’ fees of $5,000 (2004 -$Nil), to non-executive directors.  At April 30, 2005, $Nil (2004 - $Nil) is owed to these directors.

During the year ended April 30, 2005, the Company incurred management fees of $Nil (2004 -$50,000, 2003 -$10,500), to a private company controlled by a director.  At April 30, 2005, $Nil (2004 - $Nil, 2003 - $8,418) is owed to this party.

During the year ended April 30, 2005, the Company incurred management fees of $Nil (2004 - $7,500, 2003 - $Nil) to a private company controlled by an officer.  At April 30, 2005, $Nil (2004 - $Nil) is owed to this party.

7.

RELATED PARTY TRANSACTIONS (cont’d…)

During the year ended April 30, 2003, the Company settled debt of $42,935 by issuance of 429,351 shares at a price of $0.10 per share to certain directors, officers and private companies to which they are related.

On February 10, 2005, the Company settled debt of $10,200 by the issuance of 60,000 common shares at a price of $0.17 per share to an officer of the Company.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties. The amounts bear no interest and are unsecured with no repayment terms.

8.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2005	2004	2003

Loss for the year	$ (1,400,106)	$ (951,291)	$ (88,896)

Income taxes (recovery)	$ (498,438)	$ (357,685)	$ (33,425)
Non-deductible expenses	129,033	162,742	-
Unrecognized (recognized) benefit of non-capital losses and resource expenditures	(385,315)	194,943	33,425

Total income taxes (recovery)	$ (754,720)	$ -	$ -

The significant components of the Company's future tax assets are as follows:

	2005	2004	2003

Future tax assets and (liabilities):
Loss carryforwards	$ 714,144	$ 461,186	$ 292,152
Mineral property and related exploration expenditures	(658,222)	491,944	395,928

	55,922	953,130	688,080

Less: valuation allowances	(55,922)	(953,130)	(688,080)

Net future tax liabilities	$ -	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $2,000,000. These losses, if not utilized, will expire commencing in 2006.  Subject to certain restrictions, the Company also has resource expenditures available of approximately $1,500,000 to reduce taxable income in future years.  Future tax benefits which may arise as a result of the non-capital losses and resource expenditures have been offset by a valuation allowance due to the uncertainty of their realization.

9.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and due from/to related parties.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

10.

SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the exploration and development of mineral properties.  Geographical information is as follows:

	2005	2004

Equipment
Canada	$ 1,738	$ 2,483
China	-	-
	$ 1,738	$ 2,483
Mineral properties
Canada	$ 2,312,361	$ 874,935
China	171,444	42,524
	$ 2,483,805	$ 917,459

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("US GAAP") are described and quantified below.

Balance sheets

The impact of the differences between Canadian GAAP and US GAAP on the balance sheets would be as follows:

	2005			2004
	Balance, Canadian GAAP	Adjustments Pro-Forma	Balance, US GAAP	Balance, Canadian GAAP	Adjustments Pro-Forma	Balance, US GAAP
Assets:
Current assets	$ 4,825,400	$ -	$ 4,825,400	$ 591,862	$ -	$ 591,862
Equipment	1,738	-	1,738	2,483	-	2,483
Mineral properties	2,483,805	(2,483,805)	-	917,459	(917,459)	-

Total assets	$ 7,310,943	$(2,483,805)	$ 4,827,138	$1,511,804	$ (917,459)	$ 594,345

Liabilities
Current liabilities	$ 312,772	$ -	$ 312,772	$ 154,984	$ -	$ 154,984

Shareholders’ equity
Capital stock	16,399,309	536,520	16,935,829	10,318,467	(200,000)	10,318,467
Contributed surplus	606,495	-	606,495	400,600		400,600
Deficit	(10,007,633)	(3,020,325)	(13,027,958)	(9,362,247)	(717,459)	(10,279,706)

Total liabilities and shareholders’ equity	$ 7,310,943	$(2,483,805)	$ 4,827,138	$1,511,804	$ (917,459)	$ 594,345

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d….)

Statements of operations

The impact of the differences between Canadian GAAP and US GAAP on the statements of operations would be as follows:

	2005	2004	2003
Loss for the year under Canadian GAAP	$ (645,386)	$ (951,291)	$ (88,896)
Adjustments:
Mineral property expenditures incurred during the year	(1,755,334)	(917,459)	-
Mineral properties written off during the year	188,988	-	-
Flow-through share premium (discount) paid in excess of (below) market value	218,200	(200,000)	-
Future income tax recovery	(754,720)	-	-
Loss under US GAAP	$ (2,748,252)	$ (2,068,750)	$ (88,896)
Weighted average number of common shares outstanding under US GAAP	24,114,631	9,884,688	4,832,139
Loss per share under US GAAP	$ (0.11)	$ (0.20)	$ (0.02)

Statements of cash flows

The impact of the differences between Canadian GAAP and US GAAP on the statements of cash flows would be as follows:

	2005	2004	2003
Net cash flows from operating activities
Under Canadian GAAP	$ (741,363)	$ (523,966)	$ (35,292)
Mineral properties	(1,510,334)	(828,709)	-
Net cash used in operating activities under US GAAP	(2,251,697)	(1,352,675)	(35,292)

Net cash flows from financing activities
Under Canadian GAAP and US GAAP	6,484,388	1,791,364	100,000
Net cash flows used in investing activities
Under Canadian GAAP	(1,510,334)	(828,709)	(4,180)
Mineral properties	1,510,334	828,709	-
Net cash used in investing activities under US GAAP	-	-	(4,180)

Net increase in cash during the year	4,232,691	438,689	60,528
Cash and cash equivalents, beginning the year	514,016	75,327	14,799

Cash and cash equivalents, end of year	$ 4,746,707	$ 514,016	$ 75,327

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d….)

Mineral property interests and deferred exploration costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value.  Under US GAAP, mineral property interests and deferred exploration costs are expensed as incurred.  Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs.  Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred.  Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced.  Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors.  Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability.  Under United States GAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors or as an asset if investors are purchasing the shares at a discount.  The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

During the year ended April 30, 2005, the Company issued 6,830,000 flow-through shares for total proceeds of $2,120,000.  As the market price of the Company’s stock was less than the fair value of the flow-through shares issued, a premium of $218,200 has been recorded. During the year ended April 30, 2004, the Company issued 2,000,000 flow-through shares for total proceeds of $500,000. As the market price of the Company’s stock exceeded the fair value of the flow-through shares issued, a discount of $200,000 has been recorded.

Stock-based compensation

Under US GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) encourages, but does not require, companies to establish a fair market value based method of accounting for stock-based compensation plans.  The Company chose to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”).  Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.  Effective May 1, 2003, the Company elected to follow the fair value method of accounting for stock-based compensation. In accordance with the transition provisions of Statement of Financial Accounting Standard No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123” which permits the use of the prospective application method, the Company recorded a charge in the statement of operations of $353,887 upon adoption, being fair value of stock options granted to employees during the fiscal year ended April 30, 2004.

Under Canadian GAAP, the Company accounts for stock-based compensation as disclosed in Note 2.  Accordingly, there is no difference between Canadian GAAP and US GAAP in the accounting for stock-based compensation for the years ended April 30, 2005, 2004 and 2003.

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d….)

Asset retirement obligations

The Company has determined that there are no asset retirement obligations as at April 30, 2005 and adopted new accounting and disclosure standards under Canadian GAAP (Note 2) for the 2005 fiscal year. Accordingly there were no differences between Canadian GAAP and United States GAAP as at April 30, 2005. Under Canadian GAAP, the Company was not required to record asset retirement obligations as at April 30, 2004. The Company determined there were no asset retirement obligations as at April 30, 2004.

Loss per share

Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares held in escrow for which the release is subject to certain performance conditions. The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended April 30, 2005, 2004 and 2003 were 24,114,631, 9,884,688 and 4,832,139 respectively.

New accounting pronouncements

In December 2004, Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”) which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”).  SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

i)

Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and nonpublic entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value whereas under SFAS 123, all share-based payment liabilities were measured at their intrinsic value.

ii)

Nonpublic entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price if it is not practicable to estimate the expected volatility of the entity’s share price.

iii)

Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

iv)

Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification whereas SFAS 123 required that the effects of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods.  SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d….)

New accounting pronouncements (cont’d….)

123 as originally issued and Emerging Issues Task Force No. 96-18 “Accounting for Equity Instruments that are

Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods and Services” (“EITF 96-18”).  SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”.  Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005.  Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005.  For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”) which is effective for fiscal years ending after December 15, 2005. SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis.

The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations.